FORETHOUGHT LIFE INSURANCE COMPANY Sarah M. Patterson Vice President and Assistant General Counsel Law Department Direct Dial: (860) 325-1538 Fax: (800) 325-1539

April 17, 2015

VIA EDGAR

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549-8629

Re:	Forethought Life Insurance Company (“Registrant”)
Registration Statement on Form N-4 (“Registration Statement”)
Pre-Effective Amendment No. 2
File Nos. 333-201683 & 811-22726

Members of the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, Forethought Life Insurance Company, hereby requests that the registration statement electronically filed via EDGAR on Form N-4 (File No. 333-201683) be accelerated and declared effective on May 1, 2015, or as soon thereafter as is reasonably practicable.

Forethought Life Insurance Company

By:	\s\ Michael Reardon*	*By:	\s\ Sarah M. Patterson
	Michael Reardon, President		Sarah M. Patterson, Attorney-in-fact

Forethought Distributors, LLC

By:	\s\ Robert Arena
Robert Arena, Annuity Division President